UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated May 24, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: May 24, 2011

BluePhoenix Solutions Reports First Quarter Results

Q1 Revenues of $10 million, Non-GAAP EPS of $0.02

HERZLIYA, Israel — May 24, 2011— BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the first quarter. Revenues for the first quarter of 2011 were $10 million compared to $12 million in the previous quarter, and compared to $17.3 million in the first quarter of 2010.

Net income on a non-GAAP basis for the first quarter of 2011 was $0.4 million or $0.02 per diluted share, compared to a loss of ($0.3) million or ($0.01) per diluted share in the previous quarter, and compared to $0.2 million dollar or $0.01 per diluted share in the first quarter of 2010.

On a GAAP basis for the first quarter of 2011 the net loss was $4.2 million or ($0.18) per share, compared to net loss of $27.9 million or ($1.18) per share in the previous quarter, and compared to a net loss of $2.2 million or $(0.09) per share for the first quarter of 2010. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“During the first quarter we increased our operating margins to more than 8% of revenues, we delivered 2 cents of NON GAAP EPS and generated $0.5M of net cash from operations. Going forward, we intend to continue and improve our profitability through concentrating on our legacy modernization business and reducing our expenses by moving development activities to offshore locations. The result will be a smaller but more profitable company which will be the basis for organic growth”, commented Arik Kilman, CEO of BluePhoenix.

Non-GAAP Results (in thousands US$)	Q1/2011	Q4/2010		Q1/2010
Sales	10,003	12,010		17,348
Operating profit	842	87		944
Net Income	380	(335)		170
Earnings per share, diluted	$0.02	$(0.01)		$0.01

GAAP Results (in thousands US$)	Q1/2011	Q4/2010		Q1/2010
Sales	10,003	12,010		17,348
Operating profit (loss)	(3,977)	(27,649	)*	(1,979)
Net Income (loss)	(4,242)	(27,948	)*	(2,183)
Earnings per share, diluted	$(0.18)	$(1.18	)*	$(0.09)

* Including $13,185 for impairment of goodwill

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per share. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets;
•	Stock-based compensation
•	One time expenses related to cost saving plan and one time charges
•	Revaluation of warrants.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

Conference Call

A conference call discussing BluePhoenix’ results for the first quarter of 2011, will take place today, May 24, 2011, at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by calling +866-860-9642 from within the United States, or via +972-3-918-0685 if calling internationally, at 8:25 a.m. A live broadcast and a replay of the call can be accessed through a link that will be available via the BluePhoenix website at http://www.bphx.com.

About BluePhoenix Solutions

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 11 offices in the USA, UK, Denmark,  Italy, The Netherlands, Romania, Russia, Cyprus,  and Israel.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 10 offices in the USA, UK, Denmark,  Italy, Romania, Russia, Cyprus,  and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended
	March 31,
	2011	2010
	Unaudited

Revenues	$10,003	$17,348

Cost of revenues	8,675	10,213
Gross profit	1,328	7,135

Research and development costs	1,151	2,628

Selling, general and administrative expenses	4,154	6,486

Total operating expenses	5,305	9,114

Operating loss	(3,977)	(1,979)

Financial expenses, net	192	345

Loss before taxes	(4,169)	(2,324)

Income taxes (benefit)	138	(223)

Net loss	(4,307)	(2,101)

Net result attributable to noncontrolling interests	(65)	82

Net loss attributed to BluePhoenix	$(4,242)	$(2,183)

Net loss per share:
Basic and diluted	$(0.18)	$(0.09)

Shares used in per share calculation:
Basic and diluted	24,049	23,368

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended
	March 31,
	2011	2010
	Unaudited

GAAP Gross Profit	$1,328	$7,135

Amortization of intangible assets	1,027	2,015
Expenses related to cost saving plan and one time charges	1,639	111
Non-GAAP gross profit	$3,994	$9,261

GAAP operating loss	$(3,977)	$(1,979)

Amortization of intangible assets	1,027	2,015
Expenses related to cost saving plan and one time charges	3,414	339
Stock-based compensation	378	569
Non-GAAP operating income	$842	$944

GAAP Net loss attributable to BluePhoenix	$(4,242)	$(2,183)

Amortization of intangible assets	1,027	2,015
Expenses related to cost saving plan and one time charges	3,414	339
Stock-based compensation	378	569
Revaluation of warrants and issuance costs	(197)	(570)

Non-GAAP Net income attributable to BluePhoenix	$380	$170

Shares used in diluted earnings per share calculation	24,279	23,562

Non - GAAP Diluted Earnings per share	$0.02	$0.01

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2011	2010*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$8,953	$12,295
Trade accounts receivable, net	12,939	16,583
Other current assets	2,540	2,337

Total Current Assets	24,432	31,215

Non-Current Assets:

Long term receivables	452	445
Property and equipment, net	1,346	1,396
Goodwill	36,969	36,969
Intangible assets and other, net	7,947	8,974

Total Non-Current Assets	46,714	47,784

TOTAL ASSETS	$71,146	$78,999

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$11,828	$14,363
Trade accounts payable	5,231	5,129
Deferred revenues	3,164	4,472
Other current liabilities	6,925	6,604

Total Current Liabilities	27,148	30,568

Non-Current Liabilities

Accrued severance pay, net	955	1,284
Loans from banks and others	286	266
Derivative liabilities - Warrants	643	839

Total Non-Current Liabilities	1,884	2,389

Total Equity	42,114	46,042

TOTAL LIABILITIES AND EQUITY	$71,146	$78,999

*	Derived from audited financial statements

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended
	March 31,
	2011	2010
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,307)	$(2,101)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,180	2,221
Decrease in accrued severance pay, net	(329)	(330)
Stock–based compensation	378	569
Deferred income taxes, net	6	-
Change in fair value of warrants	(197)	(570)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	21
Decrease in trade receivables	3,639	68
Decrease (increase) in other current assets	(203)	272
Increase (decrease) in trade payables	102	(1,672)
Increase (decrease) in other current liabilities and deferred revenues	190	(521)

Net cash provided by (used in) operating activities	459	(2,043)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(103)	(110)
Proceeds from sale of marketable securities	-	48
Additional consideration of previously acquired subsidiaries and activities	(1,163)	(1,791)
Investment in newly-consolidated activity	-	(702)

Net cash used in investing activities	(1,266)	(2,555)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt (repayment) short term bank credit, net	(2,535)	3,000
Repayment of long-term loans	-	(3,250)

Net cash used in financing activities	(2,535)	(250)

TOTAL NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,342)	(4,848)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,295	22,328
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$8,953	$17,480